The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

June 21, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.


06014651

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice regarding partial corrections in the Additional explanatory material of the Fiscal Year 2005 ended on Mar. 31, 2006

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

06/21/06 4:09PM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited



By

Name: Tsukasa Tanigawa
Title: Joint General Manager

June 19, 2006

The Sumitomo Trust & Banking Co., Ltd.

Notice regarding partial corrections in the Additional explanatory material of the Fiscal Year 2005 ended on Mar. 31, 2006

The Sumitomo Trust and Banking Co., Ltd. hereby announces that it has made partial corrections in the Additional explanatory material which was disclosed on May 31, 2006. (Corrected figures are underlined below)

➢ (Page 5)

5. Derivatives reflected upon the statement of income (including trading a/c) (Non-consolidated)
Maturity ladder of swaps (Contract value basis)

(After correction)

	Millions of Yen			
	Mar. 2006			
	Less than 1 year	1 year to 5 years	Over 5 years	Total
Total (Gross)	8,539,028	37,298,688	16,837,418	62,675,135
Fix Rcv-FI Pay	3,724,065	18,118,982	8,322,822	30,165,870
FI Rcv-Fix Pay	4,192,862	18,021,476	8,222,446	30,436,786
FI Rcv-FI Pay	622,100	1,158,228	292,150	2,072,478

(Before correction)

	Millions of Yen			
	Mar. 2006			
	Less than 1 year	1 year to 5 years	Over 5 years	Total
Total (Gross)	8,539,028	37,298,688	16,837,418	62,675,135
Fix Rcv-FI Pay	4,192,862	18,021,476	8,222,446	30,436,786
FI Rcv-Fix Pay	3,724,065	18,118,982	8,322,822	30,165,870
FI Rcv-FI Pay	622,100	1,158,228	292,150	2,072,478

➢ (Page 6)

6. Derivatives to which hedge accounting is applicable (Non-consolidated)
Maturity ladder of swaps under deferred hedge accounting (Contract value basis)

(After correction)

	Millions of Yen			
	Mar. 2006			
	Less than 1 year	1 year to 5 years	Over 5 years	Total
Total (Gross)	394,083	3,355,853	1,078,045	4,827,981
Fix Rcv-FI Pay	349,754	2,870,122	850,077	4,069,955
FI Rcv-Fix Pay	42,328	485,730	227,967	756,026
FI Rcv-FI Pay	2,000	-	-	2,000

(Before correction)

	Millions of Yen			
	Mar. 2006			
	Less than 1 year	1 year to 5 years	Over 5 years	Total
Total (Gross)	394,083	3,355,853	1,078,045	4,827,981
Fix Rcv-FI Pay	42,328	485,730	227,967	756,026
FI Rcv-Fix Pay	349,754	2,870,122	850,077	4,069,955
FI Rcv-FI Pay	2,000	-	-	2,000

For enquiries, please contact
IR Office, Financial Management Department
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654